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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JUNE, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F       X      Form 40-F
                     -----------            ------------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                No        X
                     -----------        -----------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                                                      [CNH LOGO]


                         NEWS RELEASE

                         For Immediate Release

                         CNH EXPECTS LOWER EARNINGS FOR
                         SECOND QUARTER AND FULL YEAR

            For more     Racine, Wisconsin (June 21, 2000) - CNH Global
information contact:     (N:CNH) said today that unfavorable market
                         conditions in North America and Latin America,
William B. Masterson     compounded by uncertainty surrounding availability
     01 262 636 5793     of products targeted for divestiture, would result
                         in lower earnings for the company's second quarter and full year periods. CNH now expects to be moderately unprofitable, before restructuring and goodwill, for both the second quarter and full year. While earnings for the year will be less than the company previously expected, they will be significantly better than 1999 results, on a pro forma basis.


                         The company said that retail sales of agricultural equipment through the first five months of the year have been lower than anticipated, due to continued low commodity prices and uncertainty over this year's harvest prospects. These factors have been particularly strong in North America, resulting in significantly lower industry sales of four-wheel drive tractors and combines. Recently improved growing conditions have reduced the outlook for increased commodity prices this year. As a result, CNH now expects industry sales of large agricultural equipment to decline by approximately 10 to 15 percent this year as compared to 1999. Industry retail sales in other markets around the world are expected to be relatively unchanged from the company's prior expectations. Further, CNH sales have been impacted by customer and dealer uncertainty regarding availability of products that the company agreed to divest as conditions for regulatory approval of the business merger of New Holland and Case Corporation. In addition to these demand factors, market conditions have made it increasingly difficult for the company to realize planned pricing increases this year.


                         In its construction equipment business, CNH is also lowering production of some of its product lines in anticipation of lower industry sales, compared to the strong levels of last year, due to the impact of higher interest rates on construction activity. The company now expects overall construction activity in North America to be slightly lower for the balance of 2000, particularly in the housing sector.




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                         "We are reacting quickly to these market
                         conditions and are taking aggressive steps to maintain low inventory levels in this environment," said Jean-Pierre Rosso, chairman and chief executive officer. "In addition, we are accelerating our merger integration actions to achieve our synergies as rapidly as possible, while aggressively pursuing cost reduction programs throughout our operations."


                         In addition to lowering production of agricultural and construction equipment, CNH also will incur lower margins and certain charges in the second quarter and the full year, primarily due to business conditions in Latin America. These include a writedown of agricultural equipment imported into Brazil from the United States that, because of recently enacted Brazilian government trade financing schemes, now have a significantly lower market value. As a result, CNH is shifting its sourcing strategy in Latin America to focus more on domestically produced products. In addition, Brazilian farmers who financed equipment with loans tied to U.S. dollar indexes are finding it increasingly difficult, following the devaluation of the Brazilian Real, to meet larger loan payments. As a result, the company is increasing its loan loss provisions for Brazil. CNH is also increasing its loan loss provisions in North America due to prolonged weakness in the agriculture sector.


                         With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (earth-moving equipment), New Holland, O&K and Steyr.


                         FORWARD-LOOKING STATEMENTS


                         The information included in this news release contains forward-looking statements and involves risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The company's outlook is predominantly based on its interpretation of what it considers key economic assumptions. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for the company include general economic and capital market conditions, the cyclical nature of our business, foreign currency exchange rate movements, the company's hedging practices, the company's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity,


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                         excess inventory levels, the effect of changes in
                         laws and regulations (including government subsidies and international trade regulations), the effect of conversion to the Euro, technological difficulties, changes in environmental laws, and employee and labor relations. Additionally, CNH's achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, its ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. Further information concerning factors that could significantly impact expected results is included in the following sections of the company's Form 20-F for 1999, as filed with the Securities and Exchange Commission: Business--Business Strategy, Employees, Environmental Matters, Seasonality and Production Schedules and Competition; Legal Proceedings; and Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                                   ###



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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                       CNH Global N.V.



                                       By:  /s/ Kevin J. Hallagan
                                          --------------------------------
                                            Kevin J. Hallagan
                                            Vice President, Associate General
                                            Counsel and Assistant Secretary


June 22, 2000